May 18, 2026

Kathleen Valiasek
Chief Executive Officer
Local Bounti Corporation/DE
490 Foley Lane
Hamilton, MT 59840

        Re: Local Bounti Corporation/DE
            Registration Statement on Form S-3
            Filed May 15, 2026
            File No. 333-295951
Dear Kathleen Valiasek:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Albert W. Vanderlaan, Esq.